TOKYO
STAR BANK

RECEIVED

2008 FEB 12 P 12:50

08000684

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549

February 8, 2008.

**Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.
Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Sincerely yours,

Christopher K. Taniguchi, CTP

// Enclosures

2/13

| No. | Release Date | Document Name | When and by Whom required to be made public, filed or distributed |
|---|---|---|---|
| 1 | 02/04/2008 | Announcement Concernning Expression of Opinion for Tender Offer for Shares etc. of the Company | Required by TSE to be made public immediately |
| 2 | 02/04/2008 | Revision of Dividends Projection for the Fiscal Year Ending March 31, 2008 | Required by TSE to be made public immediately |
| 3 | 02/07/2008 | Consolidated Financial Results for the 3rd Quarter Results of Fiscal 2007 | Required by TSE to be made public immediately |

[Translation for reference only]
To whom it may Concern

February 4, 2008

Company Name: The Tokyo Star Bank, Limited

Name of Representative: Todd Budge,
President & CEO

(Code Number 8384 First Section of Tokyo Stock Exchange)

Contact: Public Relations and IR Team
(TEL : 03-3586-3111 (key number))

Announcement Concerning Expression of Opinion for Tender Offer for Shares etc. of the Company

The Tokyo Star Bank, Limited (the "Bank") hereby announces that the board of directors of the Bank adopted a resolution to express the following opinion concerning the tender offer (the "Tender Offer") for the shares and warrants of the Bank by the following joint tender offerors (the "Tender Offerors") at the board meeting held as of the date of this notification.

The Tender Offerors are equity funds that were independently formed for the purpose of investing in the Bank by Japanese and foreign investors and these funds are directly or indirectly obtaining information on the Bank's evaluation and investigation, and advice on the structure etc. for the acquisition of shares from Advantage Partners, LLP.

The resolution regarding this expression of opinion assumes that Tender Offerors plans to make the Bank into their wholly owned subsidiary and the Bank will thereafter be delisted if the Tender Offer is successful.

1. Summary of the Tender Offerors

| | | |
|---|---|---|
| (1) | Corporate Name | 1) Japan Blue Sky Capital Partners, L.P.<br>2) Japan Banking Investment Partners, L.P.<br>3) Tokyo Capital Management Partners, L.P.<br>4) Cayman Strategic Partners, L.P. |
| (2) | Type of Primary Business Operation | Formed to operate investment in the Bank. |

| | | | |
|---|---|---|---|
| (3) | Effective Date of Limted Partnership | 1) June 26, 2007<br>2) May 11, 2007<br>3) May 11, 2007<br>4) May 11, 2007 | |
| (4) | Address of the Principal Office | 1) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands<br>2) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Island<br>3) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands<br>4) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands | |
| (5) | Name and Title of the Representative | 1) Japan Blue Ocean Capital Partners Ltd., General Partner<br>2) Cayman Capital management Partners, Ltd., General Partner<br>3) Tokyo Capital Management Partners, Ltd., General Partner<br>4) Ireland Capital Partners, Ltd., General Partner | |
| (6) | Capital Amount | 1. US$3.00 + JPY360.000.<br>2. US$2.00<br>3. US$4.00<br>4. US$2.00 | |
| (7) | Limited Partner | 1) TSB Holdings Limited, TSB Investment Partnership 25<br>2) JBI Partners, L.P.<br>3) Japan Ireland Investment Partners, Japan Ireland Co-Investment Partners, JIIP Toast Co-Invest A<br>4) Cayman TSB Capital Partners, L.P. | |
| (8) | Relationship between the Tender Offerors and the Bank | Capital relationship (as of February 4, 2008 | The type, number and ratio of the shares held by the Tender Offerors are as follows:<br>Common Stock: 1 share (represents approximately 0.0% of the total number of issued common stock) |
| | | Personal relationship | Not applicable |
| | | Business Relationship | Not applicable |

| | | |
|---|---|---|
| | Relationship with other parties in the Tender Offer | Not applicable |

2. Opinion Concerning the Tender Offer and Reasons and Grounds for the Opinion

(1) Opinion Concerning the Tender Offer

The board of directors of the Bank, at its meeting held on February 4, 2008, adopted a resolution to express its support opinion for the Tender Offer for the shares, etc. of the Bank by the Tender Offerors. Accordingly, the Bank recommends the tendering of the shares in the Tender Offer.

(2) The process by which the Bank formed its opinion on the Tender Offer

According to the Tender Offer Notification (the "Notification"), Tender Offerors are private equity funds independently formed by Japanese and foreign investors for the purposes of investing in the Bank. Tender Offerors are directly or indirectly obtaining information on the Banks' analysis and investigation, and advice on structure for the acquisition of shares from Advantage Partners, LLP.

The Bank purchased the assets, liabilities and customer base from the Kabushiki Kaisha Tokyo Sowa Bank, which was formed in 1950 as a mutual bank (*sogo ginko*) and started its operations in June, 2001. The Bank has maintained its business principles since its inception, "Financial freedom" - we seek to free our customers from their financial worries - and has worked to establishing long-term trust relationships with the customers (leading the customer to financial freedom, ESP ("Education", "Solution" "Partnership") by having the customers deepen the understanding of the financial services and financial products and by assisting each customer in finding the resolution to his/her needs with the ultimate objective of becoming the "helpful bank". In the retail business group, the Bank, based on the above principles, has developed Financial Lounge branch offices in major cites in Japan, which focuses on providing information and advice on asset building, and has offered unique and high value added financial product and service line-up which are not offered by other banks, such as "Star One Mortgage Loan" Japan's first deposit linked mortgage loan and have achieved continuous growth. Also in the wholesale business group, the Bank has offered through proposal-method sales high technology and high value-added financial products particularly to mid-sized and mid to small businesses, which are parties that were previously not provided with the financial services that suit their needs. Particularly, the Bank has strength in non-recourse loans that are provided based on the profitability of the target businesses or target assets and not on the creditworthiness or asset value of the collateral, and have endeavored to expand credit facilities to mid-sized and middle to small business customers to whom availability of funds were limited compared to large

corporations under the traditional credit facilities. Through these efforts, the consolidated balance of the loans and discounted bills increased from 498,300 million yen as of the end of March, 2001 to 1,199,000 million yen as of the end of September, 2007. Further, as of the end of September, 2007 the ratio of consolidated disclosed loan claims under Financial Revitalization Law (*) was 2.99% and the consolidated capital adequacy ratio was 10.54% and the Bank has secured soundness of its assets and financial conditions to an adequate level, and the ROE has been maintained above 15% from the start of business, which is a profitability level achieved by top domestic banks.

* ratio of consolidated disclosed loan claims under the Financial Revitalization Law is a ratio of the total of Bankruptcy and Quasi-Bankruptcy claims and Doubtful and Sub-standard claims in accordance with the disclosure guideline of the Financial Revitalization Law to the consolidated total credit balance

The Bank listed its shares in the First Section of the Tokyo Stock Exchange on October 25, 2005 in order to diversify its ability to raise funds and to strengthen its financial footing. However, the financial conditions of many major financial institutions in Japan have improved recently and in addition to the fact that many financial institutions are aggressively expanding their business, there are entries of competitors from other industries and the scope of services of non-banks are expanding. Further, the Tokyo area which is the principal business base of the Bank has many financial institutions and further vigorous competition in the Bank's business areas may take place. In order for the Bank to further improve its customer services, and to maintain and strengthen its competitiveness, new financial products must be developed, marketed and aggressive expansion of its network through entry in new local markets must be carried out. It is necessary under such mid to long term growth strategy to develop diversified and effective measures on a timely basis and in an orderly manner, and the implementation of such strategy may require large investment. On the other hand, such strategies which are necessary for the mid to long term growth may not lead to improvement of business results in the short term and therefore for a certain period of time after the implementation of such strategies, it may not lead to increase of corporate value in a visible manner.

The Tender Offerors have expressed their view to the Bank that they regard highly of the Bank's current business model and in principle, desires to maintain the management by the current three executive officers (the "Bank's executive officers") and to utilize the know-how on management and finance that is held by Advantage Partners, LLP, which is providing advice to the Tender Offerors, and to provide various support to the Bank such as support on the planning and implementation of mid to long term business strategy and to further increase the corporate value of the Bank. The Bank determined that the Bank can expect to further increase its value, under the mid to long term growth strategy, by developing and marketing new financial products, aggressively expanding its network by entering new local markets,「expanding its channels by entering into partnerships with other entities of other industries diversifying business portfolio by entering new business markets, implementing brand strengthening strategies by utilizing

know-how on finance business and the vast network of Tender Offerors and Advantage Partners, LLP, and obtaining active management support on planning and implementation of various strategies that require large investment.

The Bank considered as a whole the business environment as set forth above, management strategy, performance expectation, fluctuations of its stock price, Tender Offerors' understanding of the Bank and their management strategies following the Tender Offer , from the perspective of shareholder and other stakeholders of the Bank and determined whether or not to support the Tender Offer. As a result, the Bank reached the conclusion that having the Tender Offerors acquire 100% of the shares of the Bank and delisting the bank in principle, and focusing on implementing various strategies set forth above will promote the further increase of corporate value of the Bank.

Further, we have obtained explanation from the Tender Offerors that, in order to further increase the Bank's corporate value the Tender Offerors will in principle continue to hold the shares of the Bank for three years or more and support the increase of corporate value, if the Tender Offer is successful,.

(3) Measures for Better Achieving a Fair and Reasonable Evaluation of the Tender Offer Price and the Bases on which the Bank Reached the Conclusion that it is Reasonable for the Shareholders to Apply for the Tender Offer.

The Tender Offerors intend to acquire by cash through the Tender Offer all of the issued common shares of the Bank and all of the warrants of the Bank (except for shares held by the Tender Offerors).

Although the Tender Offer is not being conducted by or at the request of the Bank's directors, officers or other management members and as of this date, the Bank is not aware of any plans made by directors, officers and other management members to invest in the Tender Offerors upon successful Tender Offer, due to the fact that the three executive officers of the Bank have agreed in principle pursuant to the request of the Tender Offerors to continue to be involved in the management of the Bank following the Tender Offer, the Bank decided to conduct a thorough hearing and review on the price and other terms of the Tender Offer that will be proposed to the Bank's shareholders and further decided that it is appropriate to take additional care in its procedures in order to fully secure fairness and reasonableness in the Bank's decision making process regarding the Tender Offer.

More concretely, the board of directors of the Bank established a special committee in response to the Tender Offer, which committee consists of Yasuyoshi Tsuji, Jean-Claude Scraire, Koji Tajika and Shiro Shida who are outside directors and have no special interest in the Tender Offer. This committee will conduct hearing on information and explanation by the Tender,

discuss and negotiate with the Tender Offerors conduct hearing of the chief executive officer (CEO) regarding the results of his review of the business plan, obtain advice from financial and legal advisors and review the proposal of the Tender Offerors and report to the board of directors, for the purpose of forming a fair and reasonable opinion for the existing shareholders and other stakeholders. The board of directors increased the fairness and effectiveness of the decision making process of the board of directors by considering the results of review by the special committee as one factor and the board of directors decided to consider whether or not to support the Tender Offer from the viewpoint of whether the Tender Offer increases the value of the Bank and whether the shareholders' interests are considered through a fair and reasonable procedure.

Further, the Bank retained the services of PwC Advisory Co., Ltd. ("PWC") for the purposes of obtaining independent financial advice regarding the pricing of the Bank's common shares and tender offer and also retained Mori Hamada & Matsumoto as the Bank's legal advisors for the purposes of obtaining legal advice on tender offer generally.

The board of directors of the Bank obtained as a reference for considering the offer price of the Bank's common shares under the Tender Offer, the Share Valuation Sheet prepared by PWC dated as of January 18, 2008. According to the Valuation Sheet, the valuation of the Bank's shares is done using each of the discount cash flow method, market comparable method and observed market prices and such valuation includes ordinary assumptions.
The simple arithmetic stock price average of the closing price of the Bank's common shares at the Tokyo Stock Exchange Group, Inc. during the one month period and three months period ending on one business day prior to December 21, 2007, the date on which the Tender Offerors announced the Tender Offer, was respectively 324,810 yen and 331, 661 yen, and the Tender Offer price of the Tender Offerors, 360,000 yen, compared to such simple arithmetic stock price average, is respectively 10.8% and 8.5% higher. Further, due to news report etc. on the transfer of shares held by the largest shareholders of the Bank, the market price of the Bank's shares on and after December 14, 2007 have substantially increased. The simple arithmetic stock price average of the closing price of the Bank's common shares at the Tokyo Stock Exchange Group, Inc. during the one month period and three months period ending on December 13, 2007, the date on which the first news report was made, was respectively 314,762 yen and 330, 033 yen, and the Tender Offer price of the Tender Offerors, compared to such simple arithmetic stock price average, are respectively 14.4% and 9.1% higher.

The special committee received explanation the from Tender Offerors on the business, management and investment policies, business and investment performances, career backgrounds of management members of Advantage Partners, LLP and the Tender Offerors, purpose of the Tender Offer, matters relating to the appropriateness of the price, the purpose of privatization and acquiring 100% of the shares following the Tender Offer, effect on the shareholders and other stakeholders, management strategy, and performance expectation following the Tender Offer and other related matters, and received explanation from the Bank's three executive officers their opinions on the Tender Offer and the reasons therfor together with advice from the independent

advisors PWC and Mori Hamada & Matsumoto. The special committee considered the proposal by the Tender Offerors after conducting a hearing on information and explanation by the Tender Offerors, having a discussion and negotiation with the Tender Offerors, conducting a hearing from the Bank's executive officers on the results of the review of the business plan and obtaining advice from the financial and legal advisors. As a result, the committee reported to the board of directors on February 4, 2008, that it is reasonable to decide to support the Tender Offer.

Based on the above review, the board of directors of the Bank attending the board meeting reached an unanimous decision to support the Tender Offer at the board of directors meeting held on February 4, 2008 (attendance of 5 directors out of 9 directors excluding the 4 directors set forth below), considering, among others, the offer price of the Tender offer, period of offer and other terms, the Bank's management, business and financial conditions and performance and other circumstances of the Bank, the fact that the Bank will become a wholly owned subsidiary of the Tender Offerors, the effect of privatization of the Bank on the value of the Bank and other various circumstances and the opinion of the special committee that it is reasonable to support the Tender Offer.

Since the Bank's directors and executive officers, Todd Budge, Robert M. Berardy and Masaru Irie have agreed, in principle, pursuant to the request by the Tender Offerors to continue to be involved in the management of the Bank following the Tender Offer, and since director Ellis Short was the manager, etc. until January 15, 2008, of the Lone Star Capital Investments S.ar.L. which is an affiliate of a large shareholder of the Bank which has indicated its intent to apply for the Tender Offer, it is possible that they are to a certain extent not disinterested in the Tender Offer,, therefore, these directors have not participated in the above board of directors meeting in order to further secure the fairness and reasonableness of the board resolution, although these directors do not constitute directors that have a conflict of interest in the resolution.

(4) Plans after the Tender Offer (so-called two-stage acquisition, etc.)

According to the Notification, the Tender Offer will be made with the purpose of the Tender Offerors' acquiring a total of 100% of the issued shares of the Bank and all of the warrants. However, if the Tender Offerors are not successful in acquiring all of the Bank's shares, Tender Offerors intend to acquire a total of 100% of the issued shares of the Bank by the following method following the Tender Offer by providing the shareholders of the Bank the opportunity to sell the Bank's shares.

After the Tender Offer, the Tender Offerors intend to acquire 100% of the outstanding shares of the Bank by, (1) converting the Bank into a company with classes of shares (*shurui kabushiki hakkou kaisha*) as provided under the Companies Act (Law No. 86 of 2005, as amended), (2) adopting the right of the Bank to acquire all the issued shares of the Bank, (3)

issuing a new class of common shares to the shareholders in exchange for acquiring all the shares and (4) for those shareholders who are only entitled to receive fractional shares that are in total less than one share, paying the cash amount that the shareholders selling the total number of fractional shares would receive in cash.

The Tender Offerors intend to request the Bank to hold a shareholders meeting to vote on proposals including the above (1) to (3). If the Tender Offer is successful, each Tender Offerors plans to cast their votes in favor of the above resolutions at the shareholders meeting based on independent decisions of each Tender Offeror. If the above proposals are approved, the clause enabling the Bank to acquire all of its common shares will be adopted, and the Bank will acquire all of its common shares based on such right and the Bank will issue new class of shares to the shareholders in exchange for the acquisition of such shares. The new shares will not be listed on any exchange. For those shareholders who receive fractional shares of less then one share, the cash amount which equals the amount the shareholders selling the total number of fractional shares would receive will be paid in accordance with the Companies Act and Enforcement Regulations of the Companies Act (Ministry of Justice Regulations No. 12 of 2006, as amended). The Bank plans to set the selling price of the total number of fractional shares based on the offer price of the Tender Offer unless special circumstances arise. However, such price may differ from the offer price of the Tender Offer due to change of value caused by a timing difference. Further, the number of shares to be issued in exchange for the Bank's acquiring the common shares with clauses that allow the Bank to acquire all of the shares has not been determined as of the date of submission of the Notification. However, it is expected that the number of new class of shares to be issued to the shareholders, other than the Tender Offerors, who did not apply for the Tender Offer will be fractional shares less than one share, in order to enable the Tender Offerors to acquire a total of 100% of the issued shares.

When the Articles of Incorporation are revised to add the clause that entitles the Bank to acquire all of its common shares, (1) it is provided that the shareholders may demand that the Bank purchase their common shares and if the Bank and such shareholders cannot agree on the price within a fixed period of time, the shareholders may file a petition to the court to set the price in accordance with the provisions of Articles 116 and 117 of the Companies Act, in order to protect the interest of minority shareholders and (2) for the same reason, if the shareholders meeting passes the resolution to allow the Bank to purchase all of the shares with clauses that entitles the Bank to acquire all shares, the shareholders may file a petition to the court to set the purchase price of such shares in accordance with Article 172 of the Companies Act and other related laws and regulations. However, the right of a shareholder to demand purchase of shares by the bank as set forth in (1) above is a right of a "shareholder" under the Companies Act. If all of the shares with the clause entitling the Bank to acquire all the shares are acquired by the Bank, it is expected that the shareholders who did not apply for the Tender Offer will only receive fractional shares. Therefore it is not certain whether a holder of fractional shares will have the qualification as a "shareholder" to demand purchase of shares and to file a petition with the court to set the price. Such determination will ultimately be made by the court. Similar issue as in

(1) above is unlikely to arise in the case set forth in (2) above when the shareholder files a petition to the court for the determination of the purchase price when the resolution to acquire all of the shares subject to the Bank's right to acquire all the shares is passed. However, it is necessary for the shareholder to satisfy the requirement provided in the Companies Act, such as the petition must be filed within 20 days after the shareholders meeting. Further, the determination of the Bank's purchase price and the acquiring price as set forth in (1) and (2) above will ultimately be made by the court, and such price may be different from the Tender Offer price. The shareholders should be aware that each shareholder will be responsible for undertaking the necessary procedures and making their own decisions when making these petitions and claims.

According to the Notification, the procedure set forth above, i.e., (1) convert the Bank into a company with class of shares, (2) adopt the right of the Bank to acquire all the issued shares of the Bank and (3) issue a new class of common shares to the shareholders in exchange for acquiring all the shares, may not be taken depending on the interpretation of the related laws and regulations of the relevant government authority and the percentage of shares held by the Tender Offerors and the shareholders other than the Tender Offerors following the Tender Offer, and different procedures that have an equivalent effect may be used. However, even in such case, in the end, the Bank plans to cash out the shareholders other than the Tender Offerors.

Regarding the warrants, if the Tender Offer is successful, but the Tender Offerors are not able to purchase all of the warrants, the Tender Offerors will request the Bank to take necessary procedures to cancel the warrants and the Bank may accept such request and take procedures to cancel the warrants.

Please note that neither the Tender Offer by the Tender Offerors nor the Bank's opinion on support of the Tender Offer in this statement is in any way soliciting the shareholders to vote in favor of any agenda at the above shareholders meeting. The above statements regarding the acquisition of all shares states the possible actions to be taken, but does not guarantee that these procedures will take place. Each shareholder should consult his/her tax advisor as necessary for the tax implications of the above procedure.

The Bank adopted a resolution at the board of directors meeting held on February 4, 2008, that if the Tender Offer is successful, the Bank will not declare or pay financial year-end dividends as of the record date of last day of March, 2008 (the "Current Financial Year End Dividends"). This is based on the request to the Bank from the Tender Offerors not to declare or pay dividends as of the Current Financial Year End if the Tender Offer is successful. The Tender Offerors' have set the offer price including the estimated amount of the Current Financial Year End Dividends, and if such dividends are paid, there is a possibility that difference in economic effect will arise between the shareholders who apply for the Tender Offer and those shareholders who do not apply for the Tender Offer. The Bank considered that it is desirable to achieve fairness among all shareholders upon the successful completion of the Tender Offer. Further, the Bank

judged that upon the successful completion of the Tender Offer, it would be consistent with the shareholders expectations to increase its corporate value by retaining adequate funds and making new investments yielding high returns rather than distributing the profit to the shareholders by paying dividends. Therefore, the board of directors resolved not to pay the Current Financial Year End Dividends subject to successful completion of the Tender Offer.

(5) Expectation of delisting of shares

The Bank's common shares are listed in the Tokyo Stock Exchange Group, Inc. Since the Tender Offerors intend to purchase a total of 100% of the issued shares of the Bank through the Tender Offer and the procedures to be taken thereafter, if the Tender Offerors acquire a certain percentage of the shares by the Tender Offer, the Bank will be delisted in accordance with the criteria set forth in the Listing Regulations of the Tokyo Stock Exchange Group, Inc. pursuant to the procedures set forth therein. Further, even if the Bank does not immediately fall under the criteria for delisting, the shares of the Bank that are listed in the Tokyo Stock Exchange Group, Inc. will be delisted after the Bank acquires all of its shares. If the shares are delisted, the shares of the Bank cannot be traded on the Tokyo Stock Exchange and it is expected that it will be difficult to sell the shares. The Tender Offerors' have set the minimum number of shares to be purchased under the Tender Offer at 524,999 shares, which is approximately 75% of the outstanding shares as of the date of this statement, and if the number of shares that apply for the Tender Offer does not meet such minimum, the Tender Offerors will not purchase any shares.

(6) Matters regarding important agreement between the Tender Offerors and the Bank's shareholders regarding the subscription to the Tender Offer

The Bank was notified by the Tender Offerors that the LSF-TS Holdings SCA, the largest shareholder of the Bank holding 238,365 shares of the Bank (representing 34.05% of the total outstanding shares of the Bank as of the end of September, 2007) and LSF Tokyo Star Holdings SCA, the second largest shareholder of the Bank holding 238,362 shares of the Bank (representing 34.05% of the total outstanding shares of the Bank as of the end of September, 2007) have agreed with the Tender Offerors that they will apply all of their respective shares of the Bank for the Tender Offer (please not that under the Financial Instruments and Exchange Law of Japan, the shareholders who applied for the Tender Offer can cancel such subscription at anytime during the tender offer period and even if the shareholder who applied for the Tender Offer cancels such application, the Tender Offerors cannot claim any damages or penalties regarding such cancellation)

3. Details of profit sharing by Tender Offerors and its special affiliates
Not applicable

4. Response to the policies concerning control of the Company
Not applicable

5. Questions to the Tender Offerors
Not applicable

6. Demand for extension of the period of the Tender Offer
Not applicable

7. Press Release of the Tender Offerors
See the attached document

(Attached Document) Notification by Four Tender Offerors

END

Please note that any person who obtained information concerning the Tender Offer from this document may be restricted from purchasing the stock of The Tokyo Star Bank. Limited as a first recipient of information under regulations on insider trading, until 12 hours after its disclosure to two or more of the press companies set forth in Section 30, Paragraph 1, Subparagraph 1 of the Enforcement Order of the Financial Instruments and Exchange Law pursuant to Section 167, Paragraph 3 of the Financial Instruments and Exchange Law and Section 30 of the Enforcement Order thereof, Also. Please note that The Tokyo Star Bank, Limited shall not be held responsible for any such actions, even if a person is held criminally, civilly or administratively responsible due to such purchase, etc.

[Note: This is a translation prepared only for your reference. Japan Blue Sky Capital Partners, L.P., Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P. and Cayman Strategic Partners, L.P. do not bear any responsibility for the accuracy of the translation. Please refer to and rely on the Japanese original version if there is any discrepancy.]

# Announcement of the Commencement of the TOB for the Shares of The Tokyo Star Bank

**TOKYO** (February 4, 2008) -- Japan Blue Sky Capital Partners, L.P., Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P., and Cayman Strategic Partners, L.P. (collectively, the "**Bidders**") will commence the Tender Offer (the "**TOB**") to acquire shares and share purchase warrants (collectively, the "**Shares**") of The Tokyo Star Bank, Limited (the "**Target Company**").

## 1. Purpose of the TOB

### (1) Outline of the TOB

The TOB is jointly executed. Each of the Bidders is an exempted limited partnership, separately formed under the laws of the Cayman Islands. The four limited partnerships which form the Bidders, each based on its independent analysis, have decided that the minimum number of shares, etc. planned to be purchased through the TOB to be 524,999 shares, which is approximately 75% of the number of issued shares of the Target Company, as of the date of this press release and the Bidders intend to acquire 100% of the Target Company's issued shares (hereinafter including the shares which are/are to be issued by exercising the share purchase warrants issued in accordance with the resolution of the 5th Ordinary Shareholders' Meeting held on June 24, 2005 and resolution of the Board of Directors' meeting held on December 12, 2005 (the "**Share Purchase Warrants**") by the last day of the period of the TOB (the "**TOB Period**") with one share of the Target Company which the Bidders hold as of the date of this press release) and all of the Share Purchase Warrants granted by the Target Company through the TOB.

The ratio of the shares, etc. tendered for the TOB (the "**Tendered Shares**") which each of the Bidder is planning to acquire is as follows:

- Japan Blue Sky Capital Partners L.P.

  11.43% of the number of Tendered Shares, which the Bidders will purchase through the TOB

- Japan Banking Investment Partners, L.P.

  24.90% of the number of Tendered Shares, which the Bidders will purchase through the TOB

- Tokyo Capital Management Partners, L.P.

  21.71% of the number of Tendered Shares, which the Bidders will purchase through the TOB

- Cayman Strategic Partners, L.P.

  41.97% of the number of Tendered Shares, which the Bidders will purchase through the TOB

However, Cayman Strategic Partners, L.P. will purchase all of the common stock less than one share and the Share Purchase Warrants less than one unit which results from the allocation based on the above-mentioned ratio.

The Bidders hold the same goal of realizing an increase in the long term corporate value of the Target Company, and therefore jointly execute the TOB.

Each of the Bidders is a limited partnership separately formed for the purpose of investing the Target Company, contributed to by investors from Japan and/or abroad, and is provided with information regarding the analysis and examination of the Target Company, and consultation regarding the structuring of the acquisition, by Advantage Partners, LLP.

The Bidders have agreed with (a) LSF-TS Holdings SCA, the Target Company's largest shareholder holding 238,365 shares, representing approximately 34.05% of the total issued shares of the Target Company as of the end of September 2007, and (b) LSF-Tokyo Star Holdings SCA, the Target Company's second largest shareholder holding 238,362 shares, representing approximately 34.05% of the total issued shares of the Target Company as of the end of September 2007 (collectively, the "**Largest Shareholders**"), that the Largest Shareholders will respectively tender all of their shares of the Target Company for the TOB. (For the avoidance of doubt, the Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended, the "**Law**") in Japan prescribes that any shareholder tendering his/her shares for a tender offer may withdraw his/her offer at any time during the period of the tender offer, and that even if the tendering shareholder withdraws his/her offer, the tender offeror may not claim any damages or penalty from such shareholder in connection with such withdrawal.)

The Target Company resolved to support the TOB at the meeting of the Board of Directors held on February 4, 2008.

**(2) Background of the TOB and Subsequent Management Policy**

In June 2001, the Target Company started its business, taking over the assets, liabilities and customer base of The Tokyo Sowa Bank, Ltd. that was established as a mutual bank in 1950. Since then, with the slogan "Financial Freedom: release our customers from financial concerns," the Target Company has offered innovative, value-added financial products and services and achieved growth by adopting unique strategies and approaches that differ from those of other banks, aiming to become "One of the most respected companies in the world" and to establish a long trusting relationship with customers. As to the corporate business, the Target Company focuses on customers who are in the "niche of the market" newly generated by the recent integration of mega banks, and offers value-added financing products and solutions mainly to small and medium enterprises through sophisticated proposals. Furthermore, the Target Company seeks competitive advantages by concentrating on areas which are less competitive with the existing financial institutions such as real estate non-recourse loans and, as a result, the balance of loans granted to corporations increased. As to the retail business, the Target Company focuses on customers who "want to eradicate worries about" their family budget or "need advice." The Target Company developed a brand strategy as an approachable bank by establishing a "financial lounge" as a place for offering integrated financial advice. Furthermore, the Target Company successfully gained support of customers by developing and offering innovative products such as deposit-linked type "Star-One Housing Loan" and "BANKBEST", a loan for consolidating existing loans. The Target Company has experienced growth of loans for retail customers. On the other hand, because the cost reduction has been achieved, the Target Company has successfully built efficient operation and organization.

In the banking market, intense competition is expected to continue due to the development of the reorganization of banking industry and expansion of the range of services offered by non-banks, including new entries from other industries. In order to provide a higher level of service

to customers and to maintain competitiveness, the Bidders believe that it is necessary for the Target Company to actively introduce measures that require larger investments such as developing and releasing new financial products and expanding branch network to other regions. On the other hand, the Bidders feel these measures necessary for long-term growth may limit the ability of the Target Company to realize immediate recognizable profit growth. The Bidders believe that it may be difficult to realize growth in corporate value in visible ways for some time after these measures are implemented.

Under the present circumstances, in order to support the increase of the corporate value of the Target Company after the TOB, the Bidders are planning to implement various measures utilizing the management know-how, financial knowledge and network of contacts in the financial industry of the Bidders and Advantage Partners, LLP, such as building the business strategy and supporting its execution including strategic actions that require larger investments such as developing and releasing new financial products and expanding branch network to other regions.

Since the further growth in corporate value of the Target Company requires a certain period, the Bidders will hold the interests in the Target Company for three years or more and support the growth in corporate value in the case of the successful completion of the TOB.

**(3) Purpose of the Acquisition of All Shares**

In order for the Target Company to implement the above-mentioned measures, to realize long-term growth in profitability and to continue the businesses on a perpetual and stable basis, the Bidders believe that it would be essential that a small number of shareholders who will be able to continuously and effectively support the Target Company from a medium- and long term viewpoint will be responsible for the corporate governance, and that the management is able to concentrate on execution of the strategy for a certain period.

The Bidders are willing to concentrate the corporate governance, and by jointly executing the TOB and taking the Target Company private in principle, plan to intensely focus on increasing the long-term corporate value of the Target Company. The Bidders will with the support of the Board of Directors of the Target Company, execute the TOB to acquire, in aggregate, 100% of the issued shares of the Target Company in order to enable the Target Company to perform flexible and agile decision-making. After the TOB, the Bidders will appoint additional new directors of the Target Company and cause the persons nominated by them to assume the office of directors of the Target Company. The Bidders will decide based on consultation with the management of the Target Company about the best structure, including the actual appointment of the operating Representative Executive Officer and directors of the Target Company after the TOB. The TOB is not based on the request of the management of the Target Company. However, the key management team of the Target Company, including three Representative Executive Officers and Directors (Mr. Todd Budge, Mr. Robert M. Berardy and Mr. Masaru Irie), have agreed to participate in operating the Target Company's business after the TOB, based on the request of the Bidders.

The shares of the Target Company are currently listed on the Tokyo Stock Exchange, Inc. (the "**TSE**"). However, subject to the number of shares ultimately acquired by the Bidders, the Target Company's shares may be delisted from the TSE in accordance with the procedures as provided in the securities listing regulations of the TSE, as the Bidders intend to acquire 100% of the issued shares of the Target Company through the TOB and subsequent procedures. Even if these regulations do not apply, the Target Company's shares listed on the TSE will be delisted

when the Target Company acquires all of its shares. In the case of delisting, the Target Company's shares will not be traded on the TSE and it is anticipated that it will be difficult to sell these shares in the future. The minimum number of shares to be purchased by the Bidders through the TOB is approximately 75% of the issued shares of the Target Company as of the date of this press release. If the total number of shares tendered for the TOB is less than such number, the Bidders will not purchase any shares tendered.

**(4) Supplemental Information on Corporate Restructuring Anticipated after the TOB**

In order to realize an increase in the long term growth in profitability of the Target Company and to offer the existing shareholders who support the Target Company to date, an opportunity to sell their shares at fair value in the most efficient manner, the Bidders have decided to execute the TOB. If the Bidders fail to acquire all shares of the Target Company through the TOB, the Bidders will acquire, in total, 100% of the issued shares of the Target Company, while offering an opportunity to sell the shares of the Target Company to shareholders of the Target Company.

Specifically, after the successful completion of the TOB, the Bidders intend to acquire, in total, 100% of the issued shares of the Target Company in the following manner: (i) the Target Company will be converted into a corporation with class shares (*shurui kabusiki hakkou gaisha*) under the Corporate Act (Law No. 86 of 2005, as amended), (ii) all of the common shares of the Target Company shall be appended with a provision stating that the Target Company may acquire all of such shares (the "**Wholly Call**"), (iii) a different type of common share shall be distributed in exchange for all of such shares, (iv) shareholders who would receive fractional shares will receive cash obtained from the sale of shares corresponding to the aggregate number of such fractional shares in accordance with legally stipulated procedures.

The Bidders will request the Target Company to hold a shareholders' meeting to consider the matters mentioned in items (i) through (iii) above. In the case of the successful completion of the TOB, the Bidders will independently approve each proposal at the shareholders' meeting. If each procedure is implemented, the Target Company will acquire all common shares issued by it subject to the Wholly Call, and a different type of common shares will be distributed to the shareholders of the Target Company as consideration for such acquisition. An application for the listing of such different common shares will not be made. The Target Company's shareholders who would receive only fractional shares will receive cash obtained from the sale of shares corresponding to the aggregate number of such fractional shares pursuant to the Corporate Act and the Enforcement Regulations of the Corporate Act (Ministry of Justice Regulation No. 12 of 2006, as amended). In this respect, the amount of cash to be distributed to these shareholders as a result of the sale of shares corresponding to the aggregate number of fractional shares, will be calculated based on the purchase price under the TOB, unless any circumstance otherwise requires. This amount may differ from the purchase price under the TOB due to the fluctuation of value caused by the lapse of time and other causes.

The Bidders have requested the Target Company not to make the year-end dividends (the "**Year-end Dividends**") for which the record date is the end of March 2008 in the case of the successful completion of the TOB. Since the Bidders calculated the purchase price taking into consideration the expected amount of the Year-end Dividends, the economic effects of the shareholders who tender their shares for the TOB may differ from those of the shareholders who do not tender their shares for the TOB. Based on such difference of economic effects, the Bidders have requested the prevention of the occurrence of a difference between the tendering shareholders and non-tendering shareholders. The Target Company made an announcement on February 4, 2008 that it will not make Year-end Dividends in the case of successful completion

of the TOB. The number of the Target Company's shares to be delivered as consideration for the acquisition of common shares subject to the Wholly Call has not yet been determined as of the date of this press release. It is expected that the number of the Target Company's shares to be delivered to the Target Company's shareholders who do not tender their shares for the TOB, other than the Bidders, will be determined as a fraction less than one share so that the Bidders can acquire, in total, 100% of the Target Company's issued shares.

In connection with the amendment to the articles of incorporation to cause the common shares to be subject to the Wholly-Call, (1) the provisions of Articles 116 and 117 of the Corporate Act provide that shareholders may demand that the company purchase the shares held by such shareholders for the purpose of the protection of rights of minority shareholders, and (2) for the purpose similar to that of (1), if the shareholders' meeting approves that the company will acquire all of the shares subject to the Wholly Call, shareholders may file a petition to the court for a determination of the purchase price of such shares in accordance with Article 172 of the Corporate Act and other provisions of the relevant laws. However, although the demand for the purchase of shares as mentioned in (1) above is considered a right of a "shareholder" for the purpose of provisions of the Corporate Act, the Target Company's shareholders, other than the Bidders, who do not tender their shares for the TOB will receive only fractional shares less than one share of the Target Company, if all of the shares subject to the Wholly Call are acquired by the Target Company. Even if any person who receives only a fractional share less than one share exercises the demand for the purchase of shares and files a petition to the court for the determination of the purchase price pursuant to Article 117 of the Corporate Act, it is not necessarily unknown whether the person holding only fractional shares less than one share at the time of filing is allowed to file such petition for the determination of the purchase price as a "shareholder," because this issue will be ultimately determined by the court. In the case of the acquisition of all the shares subject to the Wholly Call as mentioned in (2) above, we believe that such problem as prescribed in (1) above will not occur, but it would be necessary to satisfy the requirements prescribed by the Corporate Act, including, the filing of a petition to the court within 20 days from the day of the shareholders' meeting. The purchase price or acquisition price per share in the manner described in (1) or (2) may differ from the purchase price under the TOB because the court makes the final decision. In making a demand or filing in accordance with this manner, each shareholder is required to confirm and determine the necessary procedures, etc at his/her own responsibility.

With respect to the manner under which (i) the Target Company will be converted into a corporation with class shares under the Corporate Act, (ii) all of the common shares of the Target Company shall be subject to the Wholly Call, and (iii) a different type of common share shall be distributed in exchange for all of such shares, there is some possibility that the Bidders will adopt an alternative manner with similar efforts to the above-mentioned manner due to the relevant authorities' interpretation of the related laws, and the shareholding ratio of the Bidders and of the Target Company's shareholders other than the Bidders, after the TOB. However, in such case, the Bidders will contemplate the adoption of a manner under which the Target Company's shareholders, other than the Bidders, will finally receive the cash.

With respect to the Share Purchase Warrants, if the Bidders can not purchase all of the Share Purchase Warrants of the Target Company in spite of the successful completion of the TOB, the Bidders will request the Target Company to take the necessary procedures for the extinguishment of the Share Purchase Warrants and there is some possibility that the Target Company takes the necessary procedures for the extinguishment of the Share Purchase Warrants.

The Bidders will not solicit the Target Company's shareholders to vote for the proposal at the shareholders' meeting as mentioned above. The above statement regarding the acquisition of all shares only presents the possibility as required by law, and may not necessarily be implemented. Please consult with their own tax consultants as to the tax treatment under the procedures mentioned above, when necessary for each shareholder.

## 2. Outline of the TOB

### (1) Outline of the Target Company

| | | |
|---|---|---|
| (i) | Trade Name | The Tokyo Star Bank, Limited |
| (ii) | Business | Bank business and other businesses |
| (iii) | Date of Incorporation | June 11, 2001 |
| (iv) | Location of Head Office | Minato-ku, Tokyo |
| (v) | Name and Title of Representative | L. Todd Budge,<br>Director, President<br>Chief Executive Officer<br>Representative Executive Officer |
| (vi) | Amount of Stated Capital | 21 billion yen |

(vii) Major Shareholders and Shareholding Ratio

| | |
|---|---|
| LSF-TS Holdings SCA | 34.05% |
| LSF-Tokyo Star Holdings SCA | 34.05% |

(viii) Relationship, etc. between the Bidders and the Target Company

| | |
|---|---|
| Capital relationship | Among the Bidders, Japan Blue Sky Capital Partners, L.P. holds 1 common share of the Target Company. |
| Personal relationship | Not applicable |
| Bushiness relationship | Not applicable |
| Correspondence with related parties | Not applicable |

### (2) TOB Period

(i) TOB Period as of the Filing of the Statement of TOB
From February 5, 2008 to March 6, 2008 (22 business days)

(ii) Possibility of Extension upon Request of the Target Company
Pursuant to Article 27-10, Paragraph 3 of the Law, if an opinion report describing the intention to request an extension of the TOB Period is submitted by the Target Company, the TOB Period will be 30 business days, and the last day of the TOB Period will be until March 18, 2008.

### (3) Price of the TOB

360,000 yen per common share / 1 yen per share purchase warrant

### (4) Calculation Basis of the Price of the TOB

(i) Calculation Basis

(1) Common stock

The Bidders participated in the auction process from early 2007 began by the Largest Shareholders' approach to sell the shares of the Target Company held by the Largest Shareholders. After passing the first bidding process, the Bidders have discussed about the management issue and the prospective potential growth ability of the Target Company. As a result, in the second bidding process from April 2007 and subsequent negotiations because the Bidders, in the competitive position as an auction process, presented the most favorable price relative to the other bidders, entered into the TOB Agreement as of December 21, 2007 with the Largest Shareholders to make an offer to purchase the shares at the price of 360,000 yen per share.

The Bidders have decided to execute the TOB to acquire 100% of the Target Company's issued shares and all of the Share Purchase Warrants granted by the Target Company to increase the mid-and long-term corporate value of the Target Company.

Advantage Partners, LLP, which provides services directly or indirectly to the Bidders and the investors to them, in calculating the corporate value, consulted the financial situation of the Target Company, including financial data such as 102,322 million yen, the consolidated net asset value of the Target Company (fiscal year ended March 2007), and 23,000 million yen, the profit of current period (the assessment figure of fiscal year ended March 2008 announced by Target Company on September 14, 2007) and through the participation in the auction process, the subsequent verification of the documents provided by the Target Company to negotiate with the Largest Shareholders and meetings and discussions with the management of the Target Company created and examined thoroughly a future business plan for the Target Company post transfer of ownership to the Bidders through the TOB, and ultimately determined an appropriate purchase price for the TOB of 360,000 yen per common share. The Bidders did not obtain a calculation paper by third parties in calculating the purchase price for the TOB.

The Target Company's historical one-month and three-month average closing prices during the one-month and three-month trading periods on the TSE prior to one business day before December 21, 2007 when the Bidders announced the TOB are 324,810 yen and 331,661 yen and approximately 10.8% and 8.5% and higher than the average closing prices, respectively. In addition, it should be noted that the share prices of the Target Company has risen dramatically since December 14, 2007 due to the publicity surrounding a potential transfer of the Target Company's shares held by the Largest Shareholders. The Target Company's historical one-month and three-month average closing prices during the one-month and three-month trading periods on the TSE prior to December 13, 2007 announced are 314,762 yen and 330,033 yen and approximately 14.4% and 9.1% and higher than the average closing prices, respectively.

(2) Share Purchase Warrants

With respect to Share Purchase Warrants of the Target Company, as of the date of this press release, the exercise price per common share of the Share Purchase Warrants of the Target Company exceeds 360,000 yen, the purchase price per common share of TOB. The Share Purchase Warrants of the Target Company have been issued to the officers and employees of the Target Company and to the director of the subsidiary of the Target Company, and under the allotment agreement entered into by and between the Target Company, the holders of the Share Purchase Warrants may not transfer, pledge or make any other disposition of all or part of the Share Purchase Warrants to a third party. Therefore, because it is interpreted that the Bidders may not exercise the Share Purchase Warrants even if the Bidders purchase these Share Purchase Warrants through the TOB, the Bidders have determined that the offered purchase price of the Share Purchase Warrants will be 1 yen as indicated above.

(Note) The financial data of the fiscal year ended March 2007 is based on the Securities Report for the 6th period filed by the Target Company on June 26, 2007 and the financial data of the fiscal year ended March 2008 is based on the assessment figure of the fiscal year ended March 2008 announced by the Target Company on September 14, 2007.

(ii) Calculation Background

(1) Common stock

The Bidders participated in the auction process from early 2007 began by the Largest Shareholders' approach to sell the shares of the Target Company held by the Largest Shareholders. After passing the first bidding process, the Bidders have discussed about the management issue and the prospective potential growth ability of the Target Company. As a result, in the second bidding process from April 2007 and subsequent negotiations because the Bidders, in the competitive position as an auction process, presented the most favorable price

relative to the other bidders, entered into the TOB Agreement as of December 21, 2007 with the Largest Shareholders to make an offer to purchase the shares at the price of 360,000 yen per share.

The Bidders have decided to execute the TOB to acquire 100% of the Target Company's issued shares and all of the Share Purchase Warrants granted by the Target Company to increase the mid-and long-term corporate value of the Target Company.

Advantage Partners, LLP, which provides services directly or indirectly to the Bidders and the investors to them, in calculating the corporate value, consulted the financial situation of the Target Company, including financial data such as 102,322 million yen, the consolidated net asset value of the Target Company (fiscal year ended March 2007), and 23,000 million yen, the profit of current period (the assessment figure of the fiscal year ended March 2008 announced by the Target Company on September 14, 2007) and through the participation in the auction process, the subsequent verification of the documents provided by the Target Company to negotiate with the Largest Shareholders and meetings and discussions with the management of the Target Company created and examined thoroughly a future business plan for the Target Company post transfer of ownership to the Bidders through the TOB, and ultimately determined an appropriate purchase price for the TOB of 360,000 yen per common share. The Bidders did not obtain a calculation paper by third parties in calculating the purchase price for the TOB. On the other hand, the Target Company resolved to support the TOB at the meeting of the Board of Directors held on February 4, 2008.

(2) Share Purchase Warrants

With respect to Share Purchase Warrants of the Target Company, as of the date of this press release, the exercise price per common share of the Share Purchase Warrants of the Target Company exceeds 360,000 yen, the purchase price per common share of the TOB. The Share Purchase Warrants of the Target Company have been issued to the officers and employees of the Target Company and to the director of the subsidiary of the Target Company, and under the allotment agreement entered into by and between the Target Company, the holders of the Share Purchase Warrants may not transfer, pledge or make any other disposition of all or part of the Share Purchase Warrants to a third party. Therefore, because it is interpreted that the Bidders may not exercise the Share Purchase Warrants even if the Bidders purchase these Share Purchase Warrants through the TOB, the Bidders have determined that the offered purchase price of the Share Purchase Warrants will be 1 yen as indicated above.

(Note) The financial data of the fiscal year ended March 2007 is based on the Securities Report for the 6th period filed by the Target Company on June 26, 2007 and the financial data of the fiscal year ended March 2008 is based on the assessment figure of the fiscal year ended March 2008 announced by the Target Company on September 14, 2007.

**(5) Number of Shares, etc. Subject to the TOB**

| Number of Shares, etc. Planned to be Purchased Converted into Number of Shares | Minimum Number of Shares, etc. Planned to be Purchased Converted into Number of Shares | Maximum Number of Shares, etc. Planned to be Purchased Converted into Number of Shares |
|---|---|---|
| 524,999 (shares) | 524,999 (shares) | - (shares) |

(Note 1) If the total number of Tendered Shares is less than the "Minimum Number of Shares, etc. Planned to be Purchased Converted into Number of Shares" (the "**Number of Shares, etc. Planned to be Purchased**", 524,999 shares), none of the Tendered Shares will be purchased. If the total number of Tendered Shares equals or exceeds the Number of Shares, etc. Planned to be Purchased, all of the Tendered Shares will be purchased.

(Note 2) The shares which are/are to be issued by exercising the Share Purchase Warranties by the last day of the TOB Period will be purchased through the TOB.

(Note 3) Among the shares, etc., each Share Purchase Warrants is converted into five shares according to the issuing elements of the Share Purchase Warrants.

(Note 4) Based on the figures described in the Semi-Annual Report for the 7th period, the maximum number of shares to be purchased by the Bidders in the TOB will be 705,349 shares (the "**Maximum Number of Shares, etc. to be Purchased**"), obtained by (i) the total number of issued shares as of December 25, 2007 (700,000 shares), *minus* (ii) the number of shares of the Target Company currently held by the Bidders, which will not be purchased under the TOB (1 share), *plus* (iii) the maximum number of the Target Company's shares issued or to be issued upon the exercise of the Share Purchase Warrants (5,350 shares).

(Note 5) Japan Blue Sky Capital Partners, Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P. and Cayman Strategic Partners, L.P. will purchase 11.43%, 24.90%, 21.71% and 41.97% of the Tendered Shares, respectively. However, Cayman Strategic Partners, L.P. will purchase all of the common stock less than one share and the Share Purchase Warrants less than one unit which result from the allocation based on the above-mentioned ratio.

### (6) Change of the ratio of ownership of share certificates, etc. by the TOB

| | | |
|---|---|---|
| Number of Voting Rights Represented by the Number of Shares, etc. Held by the Bidders before the TOB | 1 | (Ratio of ownership of share certificates, etc. before the TOB 0.00%) |
| Number of Voting Rights Represented by the Number of Shares, etc. Planned to be Purchased | 524,999 | (Ratio of ownership of share certificates, etc. after the TOB 74.43%) |
| Total Number of Voting Rights of All Shareholders of the Target Company | 700,000 | |

(Note 1) "Number of Voting Rights Represented by the Number of Shares, etc. Planned to be Purchased " is the number of voting rights represented by the Number of Shares, etc. Planned to be Purchased (524,999 shares) under the TOB.

(Note 2) "Total Number of Voting Rights of All Shareholders of the Target Company" is based on the total number of voting rights of all shareholders as of September 30, 2007, as stated in the Semi-Annual Report for the 7th period filed on December 25, 2007.

(Note 3) "Ratio of ownership of share certificates, etc. before the TOB" and "Ratio of ownership of share certificates, etc. after the TOB" are rounded to two decimal points.

(Note 4) Since the Bidders will purchase all the Tendered Shares if the total number of Tendered Shares equals or exceeds Number of Shares, etc. Planned to be Purchased, there is a possibility that Percentage of ownership of shares, etc., after the TOB could be up to 100%.

### (7) Expense for the TOB

188,999,640,000 yen

### (8) Settlement Procedure

(i) Name and Location of Head Office of Financial Instruments Dealer, Bank, etc. to Settle the TOB

Daiwa Securities SMBC Co., Ltd. 1-9-1, Marunouchi, Chiyoda-ku, Tokyo

Daiwa Securities Co. Ltd. 1-9-1, Marunouchi, Chiyoda-ku, Tokyo

(ii) Commencement Date of Settlement

March 14, 2008

(Note) March 27, 2008 if the TOB Period is extended pursuant to the provisions of paragraph 3 of Article 27-10 of the Law.

(iii) Settlement Procedure

A written notice regarding purchase, etc. will be mailed to the address or location of each Tendering Shareholders, etc. (or the address of the standing proxy in the case of a Non-Japanese Shareholders, etc.) without delay after the expiration of the TOB Period.

Purchases shall be settled in cash. The tender offer agent or the sub-agent will remit to the place designated by each Tendering Shareholders, etc. (or by the standing proxy in the case of Non-Japanese Shareholders, etc.) or pay at the head office or a domestic branch of the tender offer agent or the sub-agent which accepted the tender, the sales price with regard to the shares purchased in accordance with the instructions given by the Tendering Shareholders, etc. without delay on or after the commencement date of settlement.

**(9) Other Conditions and Procedures Relating to the TOB**

(i) Existence (or Non-existence) and Details of Conditions Listed in the Items of Paragraph 4 of Article 27-13 of the Law

If the total number of Tendered Shares is less than the Number of Shares, etc. Planned to be Purchased (524,999 shares), none of the Tendered Shares will be purchased. If the total number of Tendered Shares equals or exceeds the Number of Shares, etc. Planned to be Purchased (524,999 shares), all the Tendered Shares will be purchased.

(ii) Existence (or Non-existence) of Conditions for Withdrawal of the Tender Offer, Details thereof, and Manner of Disclosure of Withdrawal.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1(*i*) through (*ri*) and (*wo*) through (*so*), Item 2, Items 3(*i*) through (*chi*), Item 5, and Article 14, Paragraph 2, Items 3 through 6 of the Cabinet Order of the Financial Instruments and Exchange Law (Enforcement Order No. 321 of 1965, as amended, the "**Enforcement Order**"), the Bidders may make a withdrawal of the Tender Offer.

When making a withdrawal of the TOB, the Bidders will give electronic public notice and announce in *The Nihon Keizai Shimbun* newspaper that such public notice have been given; provided, however, that if it is deemed difficult to give such public notice by the last day of the TOB Period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance Concerning Disclosure of the Tender Offer of Shares, Etc., by Non-Issuer (Ordinance of Minister of Finance No. 38 of 1990, as amended, the "**Cabinet Office Ordinance**") shall be made, and public notice shall be given promptly thereafter.

(iii) Existence (or Non-existence) of Conditions for Reducing TOB Price, Details thereof, and Manner of Disclosure of Reduction

If the Target Company engages in a stock split or any act stipulated in Article 13, Paragraph 1 of the Enforcement Order during the TOB Period, the Bidders may, pursuant to Article 27-6, Paragraph 1, Item 1 of the Law, reduce the TOB Price as set forth in Article 19, Paragraph 1 of the Cabinet Office Ordinance.

When reducing the TOB Price, the Bidders will give electronic public notice and announce in *The Nihon Keizai Shimbun* newspaper that such public notice have been given; provided, however, if it is deemed difficult to give such public notice by the last day of the TOB Period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given promptly thereafter. If the TOB Price is so reduced, all Tendered Shares on and prior to the date of such public announcement shall also be purchased at the reduced prices.

(iv) Matters regarding Right of Tendering Shareholders, etc. to Cancel Agreement

Tendering Shareholders, etc. may cancel any agreement concerning the TOB at any time during the TOB Period. Tendering Shareholders, etc. are required to deliver or send the Cancellation Notice (a receipt slip issued for deposited shares and a written notice for cancellation of the relevant agreement concerning the TOB) to the head office or a domestic branch of the tender offer agent which accepted the tender (or the sub-agent if the sub-agent accepted the tender) by

16:00 of the last day of the TOB Period. However, any Cancellation Notice sent must be received by the tender offer agent or the sub-agent above by 16:00 of the last day of the TOB Period.

The Bidders will not seek monetary damages or civil penalties against Tendering Shareholders, etc. who cancel agreements relating to the TOB. The Bidders will be responsible for all expenses incurred in returning the Tendered Shares. Tendered Shares shall be returned promptly after completion of the procedures in the event of application for cancellation.

(v) Manner of Disclosure in case of Modification of Conditions, etc. of the TOB
The Bidders may modify the conditions, etc. of the TOB except as prohibited in Article 27-6, Paragraph 1 of the Law.

When modifying the conditions, etc. of the TOB, the Bidders will give public notice electronically and announce in *The Nihon Keizai Shimbun* newspaper that such public notice have been given; provided, however, that if it is deemed difficult to give such public notice by the last day of the TOB Period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given promptly thereafter. All Tendered Shares tendered both on and prior to the date of such public notice shall be purchased in accordance with the modified conditions, etc. of the TOB.

(vi) Manner of Disclosure upon Filing of Amendment to Registration Statement
If the Bidders file any Amendment to this Registration Statement with the Director General of the Kanto Local Finance Bureau, the Bidders shall promptly make public announcement regarding such amendment to the extent that it relates to any information contained in the Public Notice of the Commencement of the TOB pursuant to Article 20 of the Cabinet Office Ordinance. The Bidders shall immediately amend the Tender Offer Explanatory Statement and provide the amended Tender Offer Explanatory Statement to the Tendering Shareholders, etc. who have received the original Tender Offer Explanatory Statement. However, if only limited amendments are made, instead of providing an amended Tender Offer Explanatory Statement, the Bidders shall prepare and provide the documents stating the reasons for such amendments, the items that have been amended, and the amended information.

(vii) Manner of Disclosure of Results of the TOB
The results of the TOB will be publicly announced pursuant to Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Office Ordinance on the date immediately following the last day of the TOB Period.

**(10) Date of Public Notice of the Commencement of the TOB**

February 5, 2008

**(11) Tender Offer Agent**

Daiwa Securities SMBC Co., Ltd. 1-9-1, Marunouchi, Chiyoda-ku, Tokyo

The tender offer agent appointed the following sub-agent and delegated part of its business:

Daiwa Securities Co. Ltd. 1-9-1, Marunouchi, Chiyoda-ku, Tokyo

## 3. Others

**(1) Existence and Details of Agreements between the Bidders and the Target Company or its Directors or Officers**

The Target resolved to support the TOB and not making the Year-end Dividends in the case of successful completion of the TOB at the meeting of the Board of Directors held on February 4, 2008.

After the TOB, the Bidders will appoint additional new directors of the Target Company and cause the persons nominated by them to assume the office of directors of the Target Company. The Bidders will decide based on consultation with the management of the Target Company about the best structure, including the actual appointment of the operating Representative Executive Officer and directors of the Target Company after the TOB. The TOB is not based on the request of the management of the Target Company. However, the key management team of the Target Company, including three Representative Executive Officers and Directors (Mr. Todd Budge, Mr. Robert M. Berardy and Mr. Masaru Irie),have agreed to participate in operating the Target Company's business after the TOB, based on the request of the Bidders.

**(2) Other Information considered necessary for Investors to decide the Merits of the Tender of their Shares for the TOB**

The shares of the Target Company are currently listed on the TSE. However, subject to the number of shares ultimately acquired by the Bidders, the Target Company's shares may be delisted from the TSE in accordance with the procedures as provided in the securities listing regulations of the TSE, as the Bidders intend to acquire 100% of the issued shares of the Target Company through the TOB and subsequent procedures. Even if these regulations do not apply, the Target Company's shares listed on the TSE will be delisted when the Target Company acquires all of its shares. In the case of delisting, the Target Company's shares will not be traded on the TSE and it is anticipated that it will be difficult to sell these shares in the future. The Target Company made an announcement on February 4, 2008 that it will not make Year-end Dividends in the case of successful completion of the TOB.

* This press release is a public news statement to provide information relating to the TOB for the Shares of the Target Company by the Bidders and shall not constitute a solicitation of the offer to sell or an offer to purchase the Shares concerned in the TOB.
* This press release describes the prospective, etc. about the business evolution based on the Bidders' view after the acquisition of the Shares of the Target Company by the Bidders. There is a possibility that the real consequences diverge from the prospective wildly because of many factors.
* This press release shall not correspond to nor partially constitute an offer or a solicitation to sell securities or a solicitation of the offer to purchase securities. This press release (or part of the press release) or the distribution of the press release shall not be regarded as evidence of an agreement regarding the TOB, nor be relied on in the signing of an agreement.
* In certain countries or regions, announcement or distribution of this press release may be restricted or limited by law. In such cases, please be aware of these restrictions or limitations and comply with applicable laws. In countries or regions where the TOB is regarded as illegal, this press release shall be regarded as for information purposes only and shall not constitute a solicitation of the offer to sell or an offer to purchase the Shares concerned in the TOB.

**Contact**
Advantage Partners, LLP (the services provider in Japan to the Bidders)
+81-3-5425-8210

**For immediate Release**

February 4, 2008

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

## Revision of Dividends Projection for the Fiscal Year Ending March 31, 2008

Tokyo (Monday, February 4, 2008) – The Tokyo Star Bank, Limited (the " Bank") hereby announces that, although the Bank has declared financial year-end dividends as for the record date of last day of March, 2008 (the "Current Financial Year End Dividends") projection at the rate of JPY5, 000 per share in the Consolidated Financial Results for the Fiscal Year Ended March 31, 2007 released on May 25, 2007 and Consolidated Financial Results for the First Half of Fiscal 2007 Ended September 30, 2007 released on November 16, 2007, the board of directors of the Bank adopted a resolution that if the tender offer (the "Tender Offer") for the shares and warrants of the Bank by Japan Blue Sky Capital Partners, L.P., Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P., and Cayman Strategic Partners, L.P. (collectively, the "Tender Offerors") is successful, the Bank will not declare or pay the Current Financial Year End Dividends.

As the Bank released "Announcement Concerning Expression of Opinion for Tender Offer for Shares etc. of the Company" today, the Bank adopted a resolution at the board of directors meeting held today, to express the support opinion for the Tender Offer and that the Bank will not declare or pay the Current Financial Year End Dividends based on the request from the Tender Offerors if the Tender Offer is successful. The Tender Offerors have set the offer price including the estimated amount of the Current Financial Year End Dividends, and if such dividends are paid, there is a possibility that difference in economic effect will arise between the shareholders who apply for the Tender Offer and those shareholders who do not apply for the Tender Offer. The Bank considered that it is desirable to achieve fairness among all shareholders upon the successful completion of the Tender Offer. Further, the Bank judged that upon the

successful completion of the Tender Offer, it would be consistent with the shareholders expectation to increase its corporate value by retaining adequate funds and making new investments yielding high returns rather than distributing the profit to the shareholders by paying dividends. Therefore, the board of directors resolved not to pay the Current Financial Year End Dividends subject to successful completion of the Tender Offer.

# Consolidated Financial Results
## *for the 3rd Quarter Results of Fiscal 2007*

TOKYO
STAR
BANK
東京スター銀行

***For Immediate Press Release:*** February 7, 2008

# Consolidated Financial Results for the 3rd Quarter of Fiscal 2007
## *ended December 31, 2007*

Company Name (Code Number): **The Tokyo Star Bank, Limited** (8384)
(URL http://www.tokyostarbank.co.jp/)

Stock Exchange Listings: First Section of Tokyo

The financial information presented here has not been audited.
Simplified accounting treatments are used for the depreciation of fixed assets, reserve for possible loan losses and income taxes.
The amounts are rounded down to the nearest million of yen.

## 1. Summary of Consolidated Financial Results for the 3rd Quarter of Fiscal 2007 Ended December 31, 2007

**(1) Operating Results** (millions of yen except per share data and percentages)

| | For the nine months ended December 31, | | For the year ended |
|---|---|---|---|
| | **2007** | 2006 | March 31, 2007 |
| Ordinary income | **59,527** | 57,047 | 75,643 |
| Change from the previous period | **4.3 %** | 16.8 % | |
| Ordinary profits | **17,406** | 21,347 | 25,588 |
| Change from the previous period | **(18.4)%** | 33.6 % | |
| Net income | **20,035** | 14,006 | 16,108 |
| Change from the previous period | **43.0 %** | 3.2 % | |
| Net income per common share (yen) | **28,622.78** | 20,009.28 | 23,012.13 |

**(2) Financial Conditions** (millions of yen except per share data and percentages)

| | As of December 31, | | As of March 31, |
|---|---|---|---|
| | **2007** | 2006 | 2007 |
| Total assets | **1,711,459** | 1,641,942 | 1,682,345 |
| Net assets | **116,507** | 99,556 | 102,322 |
| Ratio of net assets to total assets (*) | **6.8%** | 6.1% | 6.0% |
| Net assets per common share (yen) | **166,438.78** | 142,223.41 | 146,175.53 |

(*) Ratio of net assets to total assets = (Net assets - Stock acquisition rights - Minority interests) / Total assets X 100

## 2. Earnings Projections for the Fiscal Year Ending March 31, 2008

(millions of yen except per share data)

| | For the year ending March 31, 2008 |
|---|---|
| Ordinary income | 76,400 |
| Ordinary profits | 21,500 |
| Net income | 23,000 |
| Net income per common share (yen) | 32,857.14 |

(Note)
Earning projections for the fiscal year ending March 31, 2008 remains the same as the ones which were previously disclosed on November 16, 2007 shown as above.

As announced on February 4, 2008, the Tokyo Star Bank ("the Bank") adopted a resolution at the board of directors meeting that if the Tender Offer for the shares and warrants of the Bank by the joint Tender Offerors, i.e. Japan Blue Sky Capital Partners, L.P., Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P. and Cayman Strategic Partners, L.P., is successful, the Bank will not declare or pay financial year-end dividends as of the record date of March 31, 2008.

The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee future performance. Please note that future performance may differ from the prospect due to matters such as changes in business environments.

## 3. Others

Change in Policies in preparation of Consolidated Financial Statements

The Bank's reserve for possible loan losses is provided pursuant to the internal rules governing the write-offs of claims and the reserve for possible loan losses.
For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims ("Partial write-offs").
In recent years, several claims exist after the method, considerable amounts were collected (e.g., sales of collateral). In view of these circumstances, starting from this fiscal year, the Bank has decided to discontinue the method and to adopt an accounting policy where claims will not be charged off until collections on claims are completed or the amount deemed uncollectible is determined. Instead, a reserve will be established for the uncollectible portion.
As a result of this accounting change, loans and reserve for possible loan losses increased by 8,125 million yen respectively, as compared with the amounts which would have been recorded under the previous method.
Ordinary profits increased by 5,336 million yen and extraordinary profits decreased by 5,336 million yen and income before income taxes had no impact on the consolidated statements of operations for the nine months ended December 31. 2007.

## COMPARISON OF CONSOLIDATED BALANCE SHEETS

| (millions of yen) | As of December 31, 2006 (A) | As of December 31, 2007 (B) | Change (B)-(A) | Change % | As of March 31, 2007 (C) |
|---|---|---|---|---|---|
| **Assets:** | | | | | |
| Cash and due from banks | 73,740 | 67,145 | (6,595) | (8.9) | 74,516 |
| Call loans | 89,263 | 101,160 | 11,897 | 13.3 | 45,817 |
| Monetary receivables bought | 67,744 | 43,530 | (24,214) | (35.7) | 41,645 |
| Trading securities | 7 | 1 | (6) | (85.7) | 6 |
| Monetary assets held in trust | 3,633 | 3,589 | (44) | (1.2) | 3,624 |
| Investment securities | 289,849 | 244,748 | (45,101) | (15.5) | 318,679 |
| Loans and bills discounted | 1,083,903 | 1,224,572 | 140,669 | 12.9 | 1,169,024 |
| Foreign exchange | 1,001 | 395 | (606) | (60.5) | 1,261 |
| Other assets | 22,088 | 24,471 | 2,383 | 10.7 | 17,778 |
| Tangible fixed assets | 11,200 | 6,039 | (5,161) | (46.0) | 11,164 |
| Intangible fixed assets | 5,126 | 4,037 | (1,089) | (21.2) | 5,234 |
| Deferred tax assets | 13,764 | 15,294 | 1,530 | 11.1 | 13,198 |
| Customers' liabilities for acceptances and guarantees | 2,134 | 1,748 | (386) | (18.0) | 1,871 |
| Reserve for possible loan losses | (21,516) | (25,274) | (3,758) | (17.4) | (21,478) |
| **Total assets** | 1,641,942 | 1,711,459 | 69,517 | 4.2 | 1,682,345 |
| **Liabilities and net assets** | | | | | |
| **Liabilities:** | | | | | |
| Deposits | 1,453,207 | 1,502,348 | 49,141 | 3.3 | 1,480,455 |
| Foreign exchange | 0 | 6 | 6 | - | 30 |
| Corporate notes | 43,000 | 55,500 | 12,500 | 29.0 | 55,500 |
| Other liabilities | 42,013 | 33,538 | (8,475) | (20.1) | 39,352 |
| Reserve for employees' bonuses | 1,234 | 1,015 | (219) | (17.7) | 1,652 |
| Reserve for executives' bonuses | 787 | 752 | (35) | (4.4) | 1,086 |
| Reserve for executives' retirement benefits | - | 26 | 26 | - | 54 |
| Reserve for possible losses on refund of interest | - | 16 | 16 | - | 16 |
| Negative goodwill | 7 | - | (7) | (100.0) | 2 |
| Acceptances and guarantees | 2,134 | 1,748 | (386) | (18.0) | 1,871 |
| **Total liabilities** | 1,542,386 | 1,594,952 | 52,566 | 3.4 | 1,580,022 |
| **Net assets:** | | | | | |
| Common stock | 21,000 | 21,000 | - | - | 21,000 |
| Capital surplus | 19,000 | 19,000 | - | - | 19,000 |
| Retained earnings | 61,944 | 80,582 | 18,638 | 30.0 | 64,046 |
| Total stockholders' equity | 101,944 | 120,582 | 18,638 | 18.2 | 104,046 |
| Unrealized loss on available-for-sale securities, net of taxes | (428) | (3,637) | (3,209) | (749.7) | (98) |
| Deferred loss on hedging instruments, net of taxes | (1,959) | (437) | 1,522 | 77.6 | (1,624) |
| Total valuation and translation adjustments | (2,387) | (4,075) | (1,688) | (70.7) | (1,723) |
| **Total net assets** | 99,556 | 116,507 | 16,951 | 17.0 | 102,322 |
| **Total liabilities and net assets** | 1,641,942 | 1,711,459 | 69,517 | 4.2 | 1,682,345 |

## COMPARISON OF CONSOLIDATED STATEMENTS OF OPERATIONS

| | For nine months ended December 31, | | Change | | For year ended |
|---|---|---|---|---|---|
| ( millions of yen) | 2006 (A) | 2007 (B) | (B)-(A) | % | March 31, 2007 |
| **Ordinary income:** | 57,047 | 59,527 | 2,480 | 4.3 | 75,643 |
| Interest and dividend income | 38,276 | 40,284 | 2,008 | 5.2 | 51,485 |
| *Interest on loans and discounts* | *31,009* | *32,360* | *1,351* | *4.3* | *41,913* |
| *Interest and dividends on securities* | *4,643* | *5,495* | *852* | *18.3* | *6,106* |
| Fees and commissions | 9,192 | 11,123 | 1,931 | 21.0 | 12,939 |
| Other operating income | 3,387 | 1,515 | (1,872) | (55.2) | 3,622 |
| Other ordinary income | 6,190 | 6,603 | 413 | 6.6 | 7,595 |
| **Ordinary expenses:** | 35,700 | 42,121 | 6,421 | 17.9 | 50,054 |
| Interest expenses | 6,902 | 8,401 | 1,499 | 21.7 | 9,361 |
| *Interest on deposits* | *6,711* | *7,693* | *982* | *14.6* | *8,978* |
| Fees and commissions | 2,491 | 3,865 | 1,374 | 55.1 | 3,642 |
| Other operating expenses | 196 | 1,305 | 1,109 | 565.8 | 310 |
| General and administrative expenses | 23,039 | 24,297 | 1,258 | 5.4 | 31,253 |
| Other ordinary expenses | 3,070 | 4,251 | 1,181 | 38.4 | 5,485 |
| **Ordinary profits** | 21,347 | 17,406 | (3,941) | (18.4) | 25,588 |
| Extraordinary gains | 2,562 | 19,792 | 17,230 | 672.5 | 1,410 |
| *Reversal of reserve for possible loan losses* | *1,467* | - | *(1,467)* | *(100.0)* | - |
| Extraordinary losses | 66 | 3,050 | 2,984 | 4,521.2 | 122 |
| **Income before income taxes** | 23,842 | 34,148 | 10,306 | 43.2 | 26,876 |
| Income taxes | | | | | |
| Current | 9,835 | 14,112 | 4,277 | 43.4 | 10,674 |
| Deferred | - | - | - | - | 93 |
| **Net income** | 14,006 | 20,035 | 6,029 | 43.0 | 16,108 |

# Selected Financial Information of 3rd Quarter Results

## 1. Operating Results

(1) 【Consolidated】 *(in millions of yen)*

| | For the nine months ended December 31, 2007 | 2006 | Increase/ (Decrease) |
|---|---|---|---|
| **Gross Operating Profits** | **39,351** | **41,266** | **(1,915)** |
| Net Interest Income | 31,882 | 31,374 | 508 |
| Net Fees and Commissions | 7,258 | 6,701 | 557 |
| Net Other Operating Income | 210 | 3,190 | (2,980) |
| General & Administrative Expenses | 24,297 | 23,039 | 1,258 |
| Provision for General Reserve for Possible Loan Losses | (2,930) | - | (2,930) |
| Other Income & Expenses | (578) | 3,119 | (3,697) |
| Net Gain & Loss on Equity Securities | 385 | 776 | (391) |
| Problem Claims related Costs | 3,786 | 2,831 | 955 |
| Write-offs of Loans | 1,154 | 2,770 | (1,616) |
| Provision for Specific Reserve for Possible Loan Losses | 5,587 | - | 5,587 |
| Net Gain & Loss on Sale of Loans | (2,956) | 60 | (3,016) |
| Other | 2,822 | 5,175 | (2,353) |
| **Ordinary Profits** | **17,406** | **21,347** | **(3,941)** |
| Extraordinary Gains & Losses | 16,742 | 2,495 | 14,247 |
| Net Gain & Loss on Sales of Fixed Assets | 18,038 | 40 | 17,998 |
| Gain on Sales of Fixed Assets | 19,044 | 85 | 18,959 |
| Loss on Disposal of fixed Assets | 1,005 | 44 | 961 |
| Gain on Collection of Written-off Claims | 748 | 1,009 | (261) |
| Reversal of Reserve for Possible Loan Losses | - | 1,467 | (1,467) |
| Other | (2,045) | (22) | (2,023) |
| **Income before Income Taxes** | **34,148** | **23,842** | **10,306** |
| Income Taxes (Current & Deferred) | 14,112 | 9,835 | 4,277 |
| **Net Income** | **20,035** | **14,006** | **6,029** |

(2) 【Non-consolidated】 *(in millions of yen)*

| | For the nine months ended December 31, 2007 | For the nine months ended December 31, 2006 | Increase/ (Decrease) |
|---|---|---|---|
| **Gross Operating Profits** | **34,046** | **37,789** | **(3,743)** |
| Net Interest Income | 31,361 | 30,714 | 647 |
| Net Fees and Commissions | 2,455 | 4,312 | (1,857) |
| Net Other Operating Income | 229 | 2,762 | (2,533) |
| General & Administrative Expenses | 23,465 | 22,914 | 551 |
| Personnel Expenses | 9,394 | 8,985 | 409 |
| Nonpersonnel Expenses | 12,810 | 12,850 | (40) |
| Taxes | 1,261 | 1,077 | 184 |
| **Net Operating Income (before General Reserve and Goodwill)** | **10,580** | **14,874** | **(4,294)** |
| Provision for General Reserve for Possible Loan Losses | - | - | - |
| Amortization of Goodwill | - | - | - |
| **Net Operating Income** | **10,580** | **14,874** | **(4,294)** |
| of which Net Gain & Loss on Bonds | (41) | 48 | (89) |
| Other Income & Expenses | 5,882 | 3,314 | 2,568 |
| Net Gain & Loss on Equity Securities | 390 | 771 | (381) |
| Problem Claims related Costs | (2,997) | 2,344 | (5,341) |
| Write-offs of Loans | 2 | 2,319 | (2,317) |
| Provision for Specific Reserve for Possible Loan Losses | - | - | - |
| Net Gain & Loss on Sale of Loans | (2,999) | 24 | (3,023) |
| Other | 2,494 | 4,887 | (2,393) |
| **Ordinary Profits** | **16,462** | **18,189** | **(1,727)** |
| Extraordinary Gains & Losses | 17,155 | 5,285 | 11,870 |
| Net Gain & Loss on Sale of Fixed Assets | 18,040 | 52 | 17,988 |
| Gain on Sale of Fixed Assets | 19,044 | 85 | 18,959 |
| Loss on Disposal of Fixed Assets | 1,003 | 32 | 971 |
| Gain on Collection of Written-off Claims | 191 | 1,008 | (817) |
| Reversal of Reserve for Possible Loan Losses | 968 | 4,245 | (3,277) |
| Other | (2,045) | (22) | (2,023) |
| **Income before Income Taxes** | **33,617** | **23,475** | **10,142** |
| Income Taxes (Current & Deferred) | 13,716 | 9,620 | 4,096 |
| **Net Income** | **19,901** | **13,854** | **6,047** |

## Composition of Revenue (Consolidated)

Our ordinary income includes revenue that is derived from pursuant to the terms of our loans and bills discounted *("Organic Revenue")*, as well as revenue that is derived from the amortization of the difference between the stated principal amount and book value, which initially is the purchase price, of our purchased loan from Tokyo Sowa Bank *("Loan Purchase Revenue")*. We measure our performance based on "Organic Revenue."

### (1) Loan Purchase Revenue

*(in millions of yen)*

| | For the nine months ended December 31, 2007 | For the nine months ended December 31, 2006 | Increase/ (Decrease) |
|---|---|---|---|
| **Loan Purchase Revenue** | **5,368** | **9,383** | **(4,015)** |
| Amortization included in Interest Income (A) | 2,916 | 5,119 | (2,203) |
| Amortization of Unearned Loan Purchase Revenue | 2,962 | 5,305 | (2,343) |
| Offset of Provision for General Reserve for Possible Loan Losses | (45) | (185) | 140 |
| Amortization included in Fees and Commissions (B) | 61 | 66 | (5) |
| Revenue included in Other Ordinary Income | 2,344 | 4,011 | (1,667) |
| Add-back of Offset of Provision for General Reserve for Possible Loan Losses | 45 | 185 | (140) |

### (2) Gross Operating Profits

*(in millions of yen)*

| | For the nine months ended December 31, 2007 | For the nine months ended December 31, 2006 | Increase/ (Decrease) |
|---|---|---|---|
| **Gross Operating Profits** (incl. Loan Purchase Revenue) | **39,351** | **41,266** | **(1,915)** |
| Net Interest Income | 31,882 | 31,374 | 508 |
| Organic Revenue (C) | 28,966 | 26,254 | 2,712 |
| Loan Purchase Revenue (=A) | 2,916 | 5,119 | (2,203) |
| Net Fees and Commissions | 7,258 | 6,701 | 557 |
| Organic Revenue (D) | 7,196 | 6,634 | 562 |
| Loan Purchase Revenue (=B) | 61 | 66 | (5) |
| Net Other Operating Income (E) | 210 | 3,190 | (2,980) |

| | | | |
|---|---|---|---|
| **Gross Operating Profits related to Organic Revenue (C+D+E)** | **36,373** | **36,080** | **293** |

## Credit Costs (Consolidated)

*(in millions of yen)*

| | For the nine months ended December 31, 2007 | For the nine months ended December 31, 2006 | Increase/ (Decrease) |
|---|---|---|---|
| Provision for General Reserve for Possible Loan Losses | (2,930) | (1,467) | 4,124 |
| Provision for Specific Reserve for Possible Loan Losses | 5,587 | | |
| Write-offs of Loans | 1,154 | 2,770 | (1,616) |
| Profit and Loss on Sales of Loans | (2,956) | 60 | (3,016) |
| Credit Costs excluding Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue | 855 | 1,363 | (508) |
| Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue | 45 | 185 | (140) |
| Credit Costs before offsetting Gain on Collection of Written-off Claims | 901 | 1,549 | (648) |
| Offset of Gain on Collection of Written-off Claims | (748) | (1,009) | 261 |
| **Credit Costs (Adjusted)** | **152** | **540** | **(388)** |

## 2. Disclosed Claims under Financial Revitalization Law (Consolidated)

*(in millions of yen except percentages)*

| | As of December 31, 2007 | (Reference) In case of continuing Partial Write-offs | As of December 31, 2006 | As of March 31, 2007 |
|---|---|---|---|---|
| Bankruptcy and Quasi-Bankruptcy | 12,032 | 3,906 | 4,281 | 3,721 |
| Doubtful | 13,031 | 13,031 | 22,554 | 17,869 |
| Sub-standard | 12,578 | 12,578 | 10,526 | 14,264 |
| **Sub-Total (A)** | **37,642** | **29,517** | **37,362** | **35,855** |
| Normal | 1,191,522 | 1,191,522 | 1,051,493 | 1,138,895 |
| Total (B) | 1,229,165 | 1,221,039 | 1,088,855 | 1,174,751 |
| **Ratio of Problem Loans to Total Claims (A / B × 100)** | **3.06%** | **2.42%** | **3.43%** | **3.05%** |

Note: Reconciliation with Classification under Self-Assessment

| Financial Revitalization Law | Classification under Self-Assessment |
|---|---|
| Bankruptcy and Quasi-Bankruptcy | Debtors who are legally bankrupt and virtually bankrupt |
| Doubtful | Debtors who are likely to become bankrupt |
| Sub-standard | Debtors whose claims are restructured |

## 3. Capital Adequacy Ratio (Consolidated)

| | As of March 31, 2008 **(Forecast)** | As of March 31, 2007 (Reference) |
|---|---|---|
| Capital Adequacy Ratio | Around 10% | 9.52% |
| Tier I Capital Ratio | Above 8% | 7.77% |

Note: Please note that the future forecast above may differ from the prospect due to matters such as changes in business environments.

## 4. Unrealized Gains/Losses on Available-for-sale Securities (Consolidated)

*(in billions of yen)*

| | As of December 31, | | | | | | | | As of March 31, 2007 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2007 | | | | 2006 | | | | | | | |
| | Carrying value | Net unrealized gain (loss) | Gain | Loss | Carrying value | Net unrealized gain (loss) | Gain | Loss | Carrying value | Net unrealized gain (loss) | Gain | Loss |
| Available-for-sale securities: | 180.5 | (6.1) | 0.3 | 6.4 | 239.3 | (0.7) | 0.7 | 1.5 | 262.0 | (0.1) | 1.1 | 1.3 |
| Equities | 0.2 | 0.0 | 0.0 | - | 0.9 | 0.4 | 0.4 | - | 1.2 | 0.8 | 0.8 | - |
| Bonds | 103.4 | (0.4) | 0.0 | 0.4 | 151.9 | (0.7) | 0.0 | 0.7 | 186.5 | (0.6) | 0.0 | 0.6 |
| Other | 76.9 | (5.6) | 0.3 | 5.9 | 86.4 | (0.4) | 0.3 | 0.7 | 74.1 | (0.3) | 0.3 | 0.6 |

## 5. Derivatives (Consolidated)

### (1) Interest Rate Derivatives

*(in billions of yen)*

| | As of December 31, | | | | | | As of March 31, 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2007 | | | 2006 | | | | | |
| | Notional amounts | Fair value | Net unrealized gain (loss) | Notional amounts | Fair value | Net unrealized gain (loss) | Notional amounts | Fair value | Net unrealized gain (loss) |
| Over-the-counter: | | | | | | | | | |
| Interest Rate Forward Contracts | - | - | - | - | - | - | - | - | - |
| Interest Rate Swaps | 751.1 | (0.8) | (0.8) | 237.5 | (0.0) | (0.0) | 399.2 | (0.1) | (0.1) |
| Interest Rate Options | 45.4 | - | 0.0 | 33.8 | - | 0.0 | 33.9 | - | 0.0 |
| Others | - | - | - | - | - | - | - | - | - |
| **Total** | | | 0.7 | | | 0.0 | | | (0.1) |

## (2) Currency Derivatives

*(in billions of yen)*

| | As of December 31, | | | | | | As of March 31, 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2007 | | | 2006 | | | | | |
| | Notional amounts | Fair value | Net unrealized gain (loss) | Notional amounts | Fair value | Net unrealized gain (loss) | Notional amounts | Fair value | Net unrealized gain (loss) |
| Over-the-counter: | | | | | | | | | |
| Currency Swaps | - | - | - | - | - | - | - | - | - |
| Forward Foreign Exchange Contracts | 28.0 | (0.0) | (0.0) | 14.5 | 0.0 | 0.0 | 29.7 | (0.0) | (0.0) |
| Currency Options | - | - | - | - | - | - | - | - | - |
| Others | - | - | - | - | - | - | - | - | - |
| **Total** | | | (0.0) | | | 0.0 | | | (0.0) |

## (3) Equity Derivatives

Not applicable.

## (4) Bond Derivatives

Not applicable.

## (5) Commodity Derivatives

Not applicable.

## (6) Credit Derivatives

Not applicable.

## (7) Other

*(in billions of yen)*

| | As of December 31, | | | | | | As of March 31, 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2007 | | | 2006 | | | | | |
| | Notional amounts | Fair value | Net unrealized gain (loss) | Notional amounts | Fair value | Net unrealized gain (loss) | Notional amounts | Fair value | Net unrealized gain (loss) |
| Over-the-counter: | | | | | | | | | |
| Basket Options | 4.6 | - | - | - | - | - | 0.7 | - | - |
| **Total** | | | - | | | - | | | - |

# 6. Balances of Loans and Deposits (Consolidated)

*(in billions of yen)*

| | As of December 31, | | As of March 31, 2007 |
|---|---|---|---|
| | 2007 | 2006 | |
| Individuals | 1,258.5 | 1,193.4 | 1,212.9 |
| Corporations | 193.1 | 193.9 | 202.1 |
| Public entities | 43.0 | 60.7 | 38.7 |
| Financial institutions | 7.5 | 5.1 | 26.6 |
| Total deposits | 1,502.3 | 1,453.2 | 1,480.4 |
| Loans and Bills Discounted | 1,224.5 | 1,083.9 | 1,169.0 |

END